[LOGO]     CHARTER ONE FINANCIAL, INC.
           1215 Superior Avenue                            NEWS RELEASE
           Cleveland, Ohio 44114
           (216) 566-5300

For Immediate Release
---------------------

       Contact:      William Dupuy (Media) (216) 566-5311
                     Ellen Batkie (Investment Community) (800) 262-6301

CHARTER ONE FINANCIAL AGREES TO ACQUIRE
FIRST NATIONWIDE'S 21 DETROIT AREA OFFICES

CLEVELAND, Ohio, December 15, 1995 -- Charter One Financial, Inc. (Nasdaq-NNM:COFI) announced today that its principal subsidiary, Charter One Bank which operates under the name First Federal of Michigan in the Detroit Metropolitan Area, has signed a definitive agreement with First Nationwide Bank to acquire First Nationwide's 21 branch offices in the Detroit Metropolitan Area. The deposits of the branches, which total $765 million, will be assumed for approximately $55 million in cash, or a 7.18% premium before tax benefits.

        The transaction, which is subject to regulatory approval, is expected to close in the second quarter of 1996.

        Charles John Koch, chairman and chief executive officer of Charter One, said, "This branch network is an excellent complement to our existing base of 63 locations in Southeastern Michigan. It adds more than 100,000 new deposit accounts to the 300,000 we already serve in the state, and it gives us the extra depth to penetrate further into the attractive Detroit metropolitan market. We will also benefit from the synergies of operation that an in-market combination brings."

        He continued, "Additionally, the deposit composition of the branches is very attractive. The 4.43% cost of funds at the new branches is comparable to our Michigan retail cost of funds and is well below our Ohio retail cost. Charter One plans to use the proceeds from the deposits to immediately pay down higher cost borrowings, underscoring our strategic plan to reduce our reliance on wholesale funds. Thus, we anticipate that the transaction will be immediately accretive to earnings."


                                     Holding Company of Charter One Bank, F.S.B.

        Charter One has identified four First Nationwide branches that directly overlap with existing branch locations and that may be consolidated with existing First Federal of Michigan branches. Koch noted that no branches in the City of Detroit would be closed and that there will be no layoffs of existing First Nationwide branch employees. Any First Nationwide branch personnel affected by a closing will be offered employment at another Detroit branch location.

        Koch concluded, saying that the customer benefits of the transaction are positive. First Nationwide customers will have access to about 80 branch locations, a vastly larger branch network than before, and to ATM machines at more than 40 locations throughout the market area. Additionally, he noted that both companies offer Totally Free Checking as well as other similar savings products. Existing CD contracts will be honored to maturity, and all deposits will remain insured by the FDIC.

        "We're confident that our customers and employees will be satisfied with First Federal of Michigan," said Carl Webb, president and chief operating officer of First Nationwide Bank. "This agreement is in keeping with our plans to expand our network of branches in California."

        Charter One, with more than $13 billion in assets, is the largest thrift institution in the Midwest and the fifth largest market-capitalized thrift holding company in the nation. It operates 94 branch locations in Ohio and 63 locations in Michigan.


                                      ###

       Note to Editors: The First Nationwide offices included in the agreement are:

186 Main Street                     43030 Hayes Road
Belleville                          Clinton Township

176 South Woodward Avenu            13606 Michigan Avenue
Birmingham Township                 Dearborn

15930 Michigan Avenue               23550 Ford Road
Dearborn                            Dearborn Heights

27270 Cherry Hill                   10641 Joy Road
Dearborn Heights                    Detroit

16530 East Warren                   16841 Schaefer
Detroit                             Detroit

7707 Michigan Avenue                22725 Orchard Lake Road
Detroit                             Farmington

28999 West Five Mile                33408 Five Mile
Livonia                             Livonia

75 West Huron                       25123 Southfield
Pontiac                             Southfield

2270 East Sixteen Mile              26681 Hoover Road
Sterling Heights                    Warren

8424 East Twelve Mile               123 West Michigan
Warren                              Ypsilanti

19307 Mack
Grosse Point Woods


                                      ###